May 11, 2010

Michael Balmuth, Chief Executive Officer
Ross Stores, Inc.
4440 Rosewood Drive
Pleasanton, California 94588-3050

   RE: **Ross Stores, Inc.**
       Form 10-K FYE January 30, 2010
       Filed March 30, 2010
       File No. 0-14678

Dear Mr. Balmuth:

     We have reviewed your response filed April 28, 2010 and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1. We note your response to comment two from our letter dated April 15, 2010. Please provide a more detailed analysis as to why you believe the agreement is in the ordinary course of business.

Closing Comments

     Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (925) 965-4388